Exhibit 99.1

Gerdau S.A.

Corporate Taxpayer ID (CNPJ) n.º 33.611.500/0001-19

Registry (NIRE) n.º 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) announces that the Board of Directors approved, on this date, its 18th issuance of unsecured, non-convertible debentures, in up to two series, for a total amount of R$1,500,000,000.00 (“Debentures” and “Issuance”, respectively).

The Issuance will be the carried out by means of a public offering, under automatic registration procedure, pursuant to CVM Resolution No. 160, dated July 13, 2022, through the intermediation of financial institutions that are part of the securities distribution system, under a firm commitment underwriting arrangement for the entirety of the Debentures, and targeting professional investors. The main characteristics of Debentures are:

Main Characteristics
	1st Série	2nd Série
Issuance Date	December 10, 2024
Maturity Date	4 years	7 years
Interest	DI Rate +0.50%	DI Rate + 0.64%
Volume (R$) and Quantity	The Bookbuilding Procedure will define the number of series and the number of Debentures to be allocated to each series and, consequently, the volume of each series, observing the system of interconnected vessels. A total of 1,500,000 Debentures will be issued

The net funds obtained by the Company from the issuance will be used for ordinary management business.

The general Issuance conditions are detailed in the minutes of the Meeting of the Company’s Board of Directors available on the websites of the Company’s Investor Relations and of CVM.

This notice to the market is for information purposes only under the terms of the regulations in force and does not constitute and should not be construed as any effort to sell the Debentures.

São Paulo, November 19, 2024

Rafael Dorneles Japur

Executive Vice-President and Investor Relations Officer